UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39600

DIGINEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2021 (Wednesday) at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time), DIGINEX LIMITED (the “Company”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”). The Company’s shareholders voted upon and approved each of the proposed resolutions that were described in the Company’s Notice of Annual General Meeting, which was attached as Exhibit 99.2 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 27, 2021.

Details of the voting results are set out in Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

99.1	Voting results from the Annual General Meeting of September 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: October 1, 2021	By:	/s/ Richard Anthony Byworth
	Name:	Richard Anthony Byworth
	Title:	Director and Chief Executive Officer